SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Lodging Group, Limited

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

G21182 103

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G21182 103

1	Names of Reporting Persons Qi Ji
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 106,506,185
		6	Shared Voting Power 0
		7	Sole Dispositive Power 75,247,773
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 106,506,185
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 42.7%
12	Type of Reporting Person IN

SCHEDULE 13G

CUSIP No. G21182 103

1	Names of Reporting Persons Winner Crown Holdings Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 74,009,449
		6	Shared Voting Power 0
		7	Sole Dispositive Power 74,009,449
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,009,449
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 29.8%
12	Type of Reporting Person CO

SCHEDULE 13G

CUSIP No. G21182 103

1	Names of Reporting Persons Sherman Holdings Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Commonwealth of the Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 74,009,449
		6	Shared Voting Power 0
		7	Sole Dispositive Power 74,009,449
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,009,449
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 29.8%
12	Type of Reporting Person CO

SCHEDULE 13G

CUSIP No. G21182 103

1	Names of Reporting Persons Credit Suisse Trust Limited, as Trustee of the Ji Family Trust
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 74,009,449
		6	Shared Voting Power 0
		7	Sole Dispositive Power 74,009,449
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,009,449
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 29.8%
12	Type of Reporting Person CO

SCHEDULE 13G

CUSIP No. G21182 103

1	Names of Reporting Persons Tongtong Zhao
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 275,808
		6	Shared Voting Power 0
		7	Sole Dispositive Power 31,534,220
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,534,220
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 12.7%
12	Type of Reporting Person IN

SCHEDULE 13G

CUSIP No. G21182 103

1	Names of Reporting Persons East Leader International Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 0
		6	Shared Voting Power 0
		7	Sole Dispositive Power 31,258,412
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,258,412
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 12.6%
12	Type of Reporting Person CO

SCHEDULE 13G

CUSIP No. G21182 103

1	Names of Reporting Persons Perfect Will Holdings Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 0
		6	Shared Voting Power 0
		7	Sole Dispositive Power 31,258,412
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,258,412
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 12.6%
12	Type of Reporting Person CO

Item 1(a)	Name of Issuer China Lodging Group, Limited
Item 1(b)	Address of Issuer’s Principal Executive Offices No. 2266 Hongqiao Road, Changning District Shanghai 200336, People’s Republic of China

Item 2(a)	Name of Person Filing
I: II: III: IV V: VI: VII:

Qi Ji

Winner Crown Holdings Limited

Sherman Holdings Limited

Credit Suisse Trust Limited, as Trustee of the Ji Family Trust

Tongtong Zhao

East Leader International Limited

Perfect Will Holdings Limited

Item 2(b)	Address of Principal Business Office
	I:	The family address for Qi Ji is: 72 Bayshore Road #24-15 Costa Del Sol, Singapore 469988
	II:	The principal business office for Winner Crown Holdings Limited is: No. 2266 Hongqiao Road, Changning District Shanghai 200336, People’s Republic of China
	III:	The principal business office for Sherman Holdings Limited is: The Bahamas Financial Centre Shirley & Charlotte Streets P.O. Box N-3023 Nassau Bahamas
	IV:	The principal business office for Credit Suisse Trust Limited is: 1 Raffles Link, #05-02 Singapore 039393
	V:	The home address for Tongtong Zhao is: No. 9 Lane 699 Cuibai Road Shanghai 201206, People’s Republic of China
	VI:	The principal business office for East Leader International Limited is: Room 22 C, Building 5, 118 Long Zi Yun Road Shanghai 200051, People’s Republic of China
	VII:	The principal business office for Perfect Will Holdings Limited is: c/o J. Safra Sarasin Trust Company Singapore) Ltd. 8 Marina View #25-01 Asia Square Tower 1 Singapore 018960

Item 2(c)	Citizenship See Item 4 of each cover page.
Item 2(d)	Title of Class of Securities Ordinary Shares, par value US$0.0001 per share.
Item 2(e)	CUSIP Number G21182 103

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:
	(a)	☐	A Broker or dealer registered under section 15 of the Act;
	(b)	☐	A Bank as defined in section 3(a)(6) of the Act;
	(c)	☐	An Insurance company as defined in section 3(a)(19) of the Act;
	(d)	☐	An Investment company registered under section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	A Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
Not applicable.

Item 4	Ownership

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this statement is provided as of March 31, 2014.  The percentage amounts are based on 248,528,045 ordinary shares outstanding as of March 31, 2014 as reported in the Issuer’s annual report Form 20-F for the fiscal year ended December 31, 2013 filed on April 17, 2014.

Amount beneficially owned:

I:             Qi Ji beneficially owns 106,506,185 ordinary shares, including (i) 74,009,449 ordinary shares held of record by Winner Crown Holdings Limited (“Winner Crown”), of which Qi Ji is the sole beneficial owner, (ii) 574,260 restricted ordinary shares, (iii) 664,064 vested options, and (iv) 4,000,000 restricted ADSs representing 16,000,000 ordinary shares, 5,153 ADSs representing 20,612 ordinary shares and 15,237,800 ordinary shares held of record by East Leader International Limited (“East Leader”), over which Qi Ji has voting power pursuant to a power of attorney dated November 27, 2014.

II.            Winner Crown owns of record 74,009,449 ordinary shares.

III:          Sherman Holdings Limited owns all of the equity interests in Winner Crown and is wholly owned by Credit Suisse Trust Limited, as Trustee of the Ji Family Trust (“CS Trustee”).

IV:          CS Trustee owns all the equity interests in Winner Crown. It acts as trustee of the Ji Family Trust of which Qi Ji and his family members are the beneficiaries. CS Trustee disclaims beneficial ownership of the ordinary shares. The filing of this Schedule 13G should not be deemed an admission that CS Trustee is the beneficial owner of such ordinary shares for any purpose.

V:            Tongtong Zhao beneficially owns 31,534,220 ordinary shares, including (i) 43,952 ADSs representing 175,808 ordinary shares and 100,000 vested options owned by her personally and (ii) 4,000,000 restricted ADSs representing 16,000,000 ordinary shares, 5,153 ADSs representing 20,612 ordinary shares and 15,237,800 ordinary shares held by East Leader.

VI:          East Leader owns of record 31,258,412 ordinary shares, including: 4,000,000 restricted ADSs representing 16,000,000 ordinary shares, 5,153 ADSs representing 20,612 ordinary shares and 15,237,800 ordinary shares held of record by East Leader, over which Qi Ji has voting power pursuant to a power of attorney dated November 27, 2014.

VII:        Perfect Will Holdings Limited owns all of the equity interest in East Leader and is wholly owned by Asia Square Holdings Ltd., as nominee for J. Safra Sarasin Trust Company (Singapore) Ltd (“Sarasin Trust”). Sarasin Trust acts as trustee of the Tanya Trust of which Tongtong Zhao, a co-founder and independent director of the Issuer, and her family members are the beneficiaries.

(b)	Percent of class: See Item 11 of each cover page.
(c)	Number of shares as to which such person has:
	(i):	Sole power to vote or to direct the vote: See Item 5 of each cover page.
	(ii)	Share power to vote or to direct the vote: See Item 6 of each cover page.
	(iii)	Sole power to dispose or direct the disposition: See Item 7 of each cover page.
	(iv)	Shared power to dispose or direct the disposition: See Item 8 of each cover page.

Item 5	Ownership of Five Percent or Less of a Class
Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8	Identification and Classification of Members of the Group
Not applicable

Item 9	Notice of Dissolution of Group
Not applicable

Item 10	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2015

QI JI

By:	/s/ Qi Ji
Name: Qi Ji

WINNER CROWN HOLDINGS LIMITED

By:	/s/ Qi Ji
Name: Qi Ji
Title: Sole Director

SHERMAN HOLDINGS LIMITED

By:	/s/Jesmin Low /s/ Mark Farrell
Authorized Signatories, for and on behalf of Bukit Merah Limited as Corporate Director of Sherman Holdings Limited

CREDIT SUISSE TRUST LIMITED

By:	/s/Jesmin Low /s/ Mark Farrell
Authorized Signatories of Credit Suisse Trust Limited as Trustee of The JI Family Trust

TONGTONG ZHAO

By:	/s/ Qi Ji
Name: Qi Ji
Title: Attorney-in-Fact

EAST LEADER INTERNATIONAL LIMITED

By:	/s/ Qi Ji
Name: Qi Ji
Title: Attorney-in-Fact

PERFECT WILL HOLDINGS LIMITED

By:	/s/ Qi Ji
Name: Qi Ji
Title: Attorney-in-Fact

EXHIBITS

1.                                      Joint Filing Agreement, dated February 13, 2014, among Qi Ji, Winner Crown Holdings Limited, Sherman Holdings Limited, Credit Suisse Trust Limited, Tongtong Zhao, East Leader International Limited and Perfect Will Holdings Limited (incorporated by reference to Exhibit 1 to the Schedule 13G filed by Qi Ji, Winner Crown Holdings Limited, Sherman Holdings Limited, Credit Suisse Trust Limited, Tongtong Zhao, East Leader International Limited and Perfect Will Holdings Limited on February 13, 2014)

2.                                      Power of Attorney, dated February 14, 2012, granted by Tongtong Zhao (incorporated by reference to Exhibit 2 to the Amendment No.1 to the Schedule 13G filed by Qi Ji, Winner Crown Holdings Limited, Sherman Holdings Limited, Credit Suisse Trust Limited, Tongtong Zhao, East Leader International Limited and Perfect Will Holdings Limited on February 14, 2012)